Term sheet
To prospectus dated November 14, 2011,
prospectus supplement dated November 14, 2011,
product supplement no. 4-I dated November 14, 2011 and
underlying supplement no. 1-I dated November 14, 2011

Term sheet to
Product Supplement No. 4-I
Registration Statement No. 333-177923
Dated June 29, 2012; Rule 433

JPMORGAN CHASE & CO.

Structured Investments	$

Buffered Return Enhanced Notes Linked to the iShares®MSCI Emerging Markets Index Fund due January 31, 2014

General

- The notes are designed for investors who seek a return of twice the appreciation of the iShares®MSCI Emerging Markets Index Fund (the "Index Fund"), up to a maximum return that will not be less than 18% or greater than 22% at maturity. Investors should be willing to forgo interest and dividend payments and, if the Final Share Price is less than the Initial Share Price by more than 10%, be willing to lose up to 90% of their principal. **Any payment on the notes is subject to the credit risk of JPMorgan Chase & Co.**
- Unsecured and unsubordinated obligations of JPMorgan Chase & Co. maturing January 31, 2014*
- Minimum denominations of $1,000 and integral multiples thereof
- The notes are expected to price on or about July 26, 2012 and are expected to settle on or about July 31, 2012.

Key Terms

Index Fund:	The iShares® MSCI Emerging Markets Index Fund ("EEM")
Upside Leverage Factor:	2
Payment at Maturity:	If the Final Share Price is greater than the Initial Share Price, at maturity you will receive a cash payment that provides you with a return per $1,000 principal amount note equal to the Fund Return multiplied by 2, subject to the Maximum Return. Accordingly, if the Final Share Price is greater than the Initial Share Price, your payment at maturity per $1,000 principal amount note will be calculated as follows:

$$\$1,000 +[\$1,000 \times (\text{Fund Return} \times 2)], \text{ subject to the Maximum Return}$$

If the Final Share Price is equal to or less than the Initial Share Price by up to 10%, you will receive the principal amount of your notes at maturity.

If the Final Share Price is less than the Initial Share Price by more than 10%, you will lose 1% of the principal amount of your notes for every 1% that the Final Share Price is less than the Initial Share Price by more than 10%, and your payment at maturity per $1,000 principal amount note will be calculated as follows:

$$\$1,000 + [\$1,000 \times (\text{Fund Return}+10\%)]$$

If the Final Share Price is less than the Initial Share Price *by more than 10%, you could lose up to $900 per $1,000 principal amount note*.

Maximum Return:	Between 18% and 22%. For example, assuming the Maximum Return is 18%, if the Fund Return is equal to or greater than 9.00%, you will receive the Maximum Return of 18%, which entitles you to a maximum payment at maturity of $1,180 per $1,000 principal amount note that you hold. The actual Maximum Return will be determined on the pricing date and will not be less than 18% or greater than 22%. Accordingly, the actual maximum payment at maturity per $1,000 principal amount note will not be less than $1,180 or greater than $1,220.
Buffer Amount:	10%
Fund Return:	

$$\frac{\text{Final Share Price} - \text{Initial Share Price}}{\text{Initial Share Price}}$$

Initial Share Price:	The closing price of one share of the Index Fund on the pricing date divided by the Share Adjustment Factor
Final Share Price:	The closing price of one share of the Index Fund on the Observation Date.
Share Adjustment Factor	1.0 on the pricing date and subject to adjustment under certain circumstances. See "Description of Notes - Payment at Maturity" and "General Terms of Notes - Additional Fund Provisions - A. Anti-Dilution Adjustments" in the accompanying product supplement no. 4-I for further information about these adjustments.
Observation Date*:	January 28, 2014
Maturity Date*:	January 31, 2014
CUSIP:	48125VP20

* Subject to postponement in the event of a market disruption event and as described under "Description of Notes — Payment at Maturity" and "Description of Notes — Postponement of a Determination Date — A. Notes Linked to a Single Component" in the accompanying product supplement no. 4-I.

Investing in the Buffered Return Enhanced Notes involves a number of risks. See "Risk Factors" beginning on page PS-21 of the accompanying product supplement no. 4-I, "Risk Factors" beginning on page US-1 of the accompanying underlying supplement no. 1-I and "Selected Risk Considerations" beginning on page TS-2 of this term sheet.

Neither the Securities and Exchange Commission, nor any state securities commission has approved or disapproved of the notes or passed upon the accuracy or the adequacy of this term sheet or the accompanying product supplement, underlying supplement, prospectus supplement and prospectus. Any representation to the contrary is a criminal offense.

	Price to Public (1)	Fees and Commissions (2)	Proceeds to Us
Per note			
Total			

(1) The price to the public includes the estimated cost of hedging our obligations under the notes through one or more of our affiliates.

(2) If the notes priced today and assuming a Maximum Return of 18%, J.P. Morgan Securities LLC, which we refer to as JPMS, acting as agent for JPMorgan Chase & Co., would receive a commission of approximately $26.90 per $1,000 principal amount note and may use a portion of that commission to allow selling concessions to other affiliated or unaffiliated dealers of approximately $2.50 per $1,000 principal amount note. This commission includes the projected profits that our affiliates expect to realize, some of which may be allowed to other unaffiliated dealers, for assuming risks inherent in hedging our obligations under the notes. The actual commission received by JPMS may be more or less than $26.90 and will depend on market conditions on the pricing date. In no event will the commission received by JPMS, which includes concessions and other amounts that may be allowed to other dealers, exceed $40.00 per $1,000 principal amount note. See "Plan of Distribution (Conflicts of Interest)" beginning on page PS-77 of the accompanying product supplement no. 4-I.

The notes are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

J.P.Morgan

June 29, 2012

Recent Developments

On June 21, 2012, Moody's Investors Services downgraded our long-term senior debt rating to "A2" from "Aa3" as part of its review of 15 banks and securities firms with global capital markets operations. Moody's also maintained its "negative" outlook on us, indicating the possibility of a further downgrade. In addition, on May 11, 2012, Fitch Ratings downgraded our long-term senior debt rating to "A+" from "AA-" and placed us on negative rating watch for a possible further downgrade, and Standard & Poor's Ratings Services changed its outlook on us to "negative" from "stable," indicating the possibility of a future downgrade. These downgrades may adversely affect our credit spreads and the market value of the notes. See "Risk Factors" in our annual report on Form 10-K for the year ended December 31, 2011 and "Selected Risk Considerations — Credit Risk of JPMorgan Chase & Co." in this pricing supplement for further discussion.

These actions followed our disclosure on May 10, 2012, that our Chief Investment Office (which is part of our Corporate segment) has had, since the end of the first quarter of 2012, significant mark-to-market losses in our synthetic credit portfolio, partially offset by securities gains. We disclosed that the Chief Investment Office's synthetic credit portfolio has proven to be riskier, more volatile and less effective as an economic hedge than we had previously believed. We are currently repositioning the portfolio in conjunction with our assessment of our overall credit exposure; as this repositioning is being effected in a manner designed to maximize economic value, we may hold certain of our current synthetic credit positions for the longer term and, accordingly, the net income in our Corporate segment will likely be more volatile in future periods than it has been in the past. These and any future losses may lead to heightened regulatory scrutiny and additional regulatory or legal proceedings against us, and may continue to adversely affect our credit ratings and credit spreads and, as a result, the market value of the notes. See our quarterly report on Form 10-Q for the quarter ended March 31, 2012; "Risk Factors — Risk Management — JPMorgan Chase's framework for managing risks may not be effective in mitigating risk and loss to the Firm" in our annual report on Form 10-K for the year ended December 31, 2011; and "Selected Risk Considerations — Credit Risk of JPMorgan Chase & Co." in this term sheet for further discussion.

Additional Terms Specific to the Notes

JPMorgan Chase & Co. has filed a registration statement (including a prospectus) with the Securities and Exchange Commission, or SEC, for the offering to which this term sheet relates. Before you invest, you should read the prospectus in that registration statement and the other documents relating to this offering that JPMorgan Chase & Co. has filed with the SEC for more complete information about JPMorgan Chase & Co. and this offering. You may get these documents without cost by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, JPMorgan Chase & Co., any agent or any dealer participating in this offering will arrange to send you the prospectus, the prospectus supplement, product supplement no. 4-I, underlying supplement no. 1-I and this term sheet if you so request by calling toll-free 866-535-9248.

You may revoke your offer to purchase the notes at any time prior to the time at which we accept such offer by notifying the applicable agent. We reserve the right to change the terms of, or reject any offer to purchase, the notes prior to their issuance. In the event of any changes to the terms of the notes, we will notify you and you will be asked to accept such changes in connection with your purchase. You may also choose to reject such changes, in which case we may reject your offer to purchase.

You should read this term sheet together with the prospectus dated November 14, 2011, as supplemented by the prospectus supplement dated November 14, 2011 relating to our Series E medium-term notes of which these notes are a part, and the more detailed information contained in product supplement no. 4-I dated November 14, 2011 and underlying supplement no. 1-I dated November 14, 2011. **This term sheet, together with the documents listed below, contains the terms of the notes and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, fact sheets, brochures or other educational materials of ours.** You should carefully consider, among other things, the matters set forth in "Risk Factors" in the accompanying product supplement no.4-I and "Risk Factors" in the accompanying underlying supplement no.1-I, as the notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the notes.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

- Product supplement no. 4-I dated November 14, 2011:
  http://www.sec.gov/Archives/edgar/data/19617/000089109211007593/e46160_424b2.pdf
- Underlying supplement no. 1-I dated November 14, 2011:
  http://www.sec.gov/Archives/edgar/data/19617/000089109211007615/e46154_424b2.pdf
- Prospectus supplement dated November 14, 2011:
  http://www.sec.gov/Archives/edgar/data/19617/000089109211007578/e46180_424b2.pdf
- Prospectus dated November 14, 2011:
  http://www.sec.gov/Archives/edgar/data/19617/000089109211007568/e46179_424b2.pdf

Our Central Index Key, or CIK, on the SEC website is 19617. As used in this term sheet, the "Company," "we," "us" and "our" refer to JPMorgan Chase & Co.

Selected Purchase Considerations

- **CAPPED APPRECIATION POTENTIAL —** The notes provide the opportunity to enhance equity returns by multiplying a positive Fund Return by 2, up to the Maximum Return. The actual Maximum Return will be set on the pricing date and will not be less than 18% or greater than 22%. Accordingly, the actual maximum payment at maturity will not be less than $1,180 or greater than $1,220 per $1,000 principal amount note. Because the notes are our unsecured and unsubordinated obligations, payment of any amount at maturity is subject to our ability to pay our obligations as they become due.
- **LIMITED PROTECTION AGAINST LOSS —** We will pay you your principal back at maturity if the Final Share Price is not less than the Initial Share Price by more than 10%. If the Final Share Price is less than the Initial Share Price by more than 10%, for every 1% that the Final Share Price is less than the Initial Share Price by more than 10%, you will lose an amount equal to 1% of the principal amount of your notes.
  DIVERSIFICATION OF THE iSHARES® MSCI EMERGING MARKETS INDEX FUND — The iShares® MSCI Emerging Markets Index Fund is an exchange-traded fund of iShares, Inc., which is a registered investment company that consists of numerous separate investment portfolios. The iShares® MSCI Emerging Markets Index Fund seeks to provide investment results that correspond generally to the price and yield performance, before fees

and expenses, of publicly traded securities in emerging markets as measured by the MSCI Emerging Markets Index, which we refer to as the Underlying Index. The Underlying Index is a free-float adjusted average of the U.S. dollar values of all of the equity securities constituting the MSCI indices for selected emerging markets countries. For additional information about the Index Fund, see "The iShares® MSCI Emerging Markets Index Fund" in the accompanying underlying supplement no. 1-I.

- **TAX TREATMENT** — You should review carefully the section entitled "Material U.S. Federal Income Tax Consequences" in the accompanying product supplement no. 4-I. The following discussion, when read in combination with that section, constitutes the full opinion of our special tax counsel, Davis Polk & Wardwell LLP, regarding the material U.S. federal income tax consequences of owning and disposing of notes.

  Based on current market conditions, in the opinion of our special tax counsel it is reasonable to treat the notes as "open transactions" that are not debt instruments for U.S. federal income tax purposes. Assuming this treatment is respected, subject to the possible application of the "constructive ownership" rules, the gain or loss on your notes should be treated as long-term capital gain or loss if you hold your notes for more than a year, whether or not you are an initial purchaser of notes at the issue price. The notes could be treated as "constructive ownership transactions" within the meaning of Section 1260 of the Internal Revenue Code of 1986, as amended, in which case any gain recognized in respect of the notes that would otherwise be long-term capital gain and that was in excess of the "net underlying long-term capital gain" (as defined in Section 1260) would be treated as ordinary income, and an interest charge would apply as if that income had accrued for tax purposes at a constant yield over the notes' term. Our special tax counsel has not expressed an opinion with respect to whether the constructive ownership rules apply to the notes. Accordingly, U.S. Holders should consult their tax advisers regarding the potential application of the constructive ownership rules.

  The Internal Revenue Service (the "IRS") or a court may not respect the treatment of the notes described above, in which case the timing and character of any income or loss on your notes could be materially and adversely affected. In addition, in 2007, Treasury and the IRS released a notice requesting comments on the U.S. federal income tax treatment of "prepaid forward contracts" and similar instruments, such as the notes. The notice focuses in particular on whether to require holders of these instruments to accrue income over the term of their investment. It also asks for comments on a number of related topics, including the character of income or loss with respect to these instruments; the relevance of factors such as the nature of the underlying property to which the instruments are linked; the degree, if any, to which income (including any mandated accruals) realized by Non-U.S. Holders should be subject to withholding tax; and whether these instruments are or should be subject to the constructive ownership regime described above. While the notice requests comments on appropriate transition rules and effective dates, any Treasury regulations or other guidance promulgated after consideration of these issues could materially and adversely affect the tax consequences of an investment in the notes, possibly with retroactive effect. Both U.S. and Non-U.S. Holders should consult their tax advisers regarding the U.S. federal income tax consequences of an investment in the notes, including the potential application of the constructive ownership rules, possible alternative treatments and the issues presented by this notice.

  ### Non-U.S. Holders - Additional Tax Consideration

  Non-U.S. Holders should note that recently proposed Treasury regulations, if finalized in their current form, could impose a withholding tax at a rate of 30% (subject to reduction under an applicable income tax treaty) on amounts attributable to U.S.-source dividends (including, potentially, adjustments to account for extraordinary dividends) that are paid or "deemed paid" after December 31, 2012 under certain financial instruments, if certain other conditions are met. While significant aspects of the application of these proposed regulations to the notes are uncertain, if these proposed regulations were finalized in their current form, we (or other withholding agents) might determine that withholding is required with respect to notes held by a Non-U.S. Holder or that the Non-U.S. Holder must provide information to establish that withholding is not required. Non-U.S. Holders should consult their tax advisers regarding the potential application of these proposed regulations. If withholding is so required, we will not be required to pay any additional amounts with respect to amounts so withheld.

Selected Risk Considerations

An investment in the notes involves significant risks. Investing in the notes is not equivalent to investing directly in the Index Fund or in any of the component securities of the Index Fund. These risks are explained in more detail in the "Risk Factors" section of the accompanying product supplement no. 4-I dated November 14, 2011 and the "Risk Factors" section of the accompanying underlying supplement no. 1-I dated November 14, 2011.

- **YOUR INVESTMENT IN THE NOTES MAY RESULT IN A LOSS** — The notes do not guarantee any return of principal. The return on the notes at maturity is linked to the performance of the Index Fund and will depend on whether, and the extent to which, the Fund Return is positive or negative. Your investment will be exposed to loss if the Final Share Price is less than the Initial Share Price by more than 10%. For every 1% that the Final Share Price is less than the Initial Share Price by more than 10%, you will lose an amount equal to 1% of the principal amount of your notes. Accordingly, you could lose up to 90% of your initial investment at maturity.
- **YOUR MAXIMUM GAIN ON THE NOTES IS LIMITED TO THE MAXIMUM RETURN** — If the Final Share Price is greater than the Initial Share Price, for each $1,000 principal amount note, you will receive at maturity $1,000 plus an additional return that will not exceed a predetermined percentage of the principal amount, regardless of the appreciation in the Index Fund, which may be significant. We refer to this predetermined percentage as the Maximum Return, which will be set on the pricing date and will not be less than 18% or greater than 22%.
- **CREDIT RISK OF JPMORGAN CHASE & CO.** — The notes are subject to the credit risk of JPMorgan Chase & Co. and our credit ratings and credit spreads may adversely affect the market value of the notes. Investors are dependent on JPMorgan Chase & Co.'s ability to pay all amounts due on the notes, and therefore investors are subject to our credit risk and to changes in the market's view of our creditworthiness. Any decline in our credit ratings or increase in the credit spreads charged by the market for taking our credit risk is likely to affect adversely the value of the notes. If we were to default on our payment obligations, you may not receive any amounts owed to you under the notes and you could lose your entire investment.

  In particular, one credit rating agency has downgraded our long-term senior debt rating, and another has placed us on

JPMorgan Structured Investments -
Buffered Return Enhanced Notes Linked to the iShares® MSCI Emerging Markets Index Fund

TS - 2

negative watch for possible downgrade. These actions followed our disclosure on May 10, 2012, that our Chief Investment Office (which is part of our Corporate segment) has had, since the end of the first quarter of 2012, significant mark-to-market losses in our synthetic credit portfolio, partially offset by securities gains. These and any future losses may lead to heightened regulatory scrutiny and additional regulatory or legal proceedings against us, and may continue to adversely affect our credit ratings and credit spreads and, as a result, the market value of the notes. See "Recent Developments" in this term sheet; our quarterly report on Form 10-Q for the quarter ended March 31, 2012; and "Risk Factors — Risk Management — JPMorgan Chase's framework for managing risks may not be effective in mitigating risk and loss to the Firm" in our annual report on Form 10-K for the year ended December 31, 2011 for further discussion.

- **POTENTIAL CONFLICTS —** We and our affiliates play a variety of roles in connection with the issuance of the notes, including acting as calculation agent and hedging our obligations under the notes. In performing these duties, our economic interests and the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the notes. In addition, our business activities, including hedging and trading activities, could cause our economic interests to be adverse to yours and could adversely affect any payment on the notes and the value of the notes. It is possible that hedging or trading activities of ours or our affiliates could result in substantial returns for us or our affiliates while the value of the notes declines. Please refer to "Risk Factors — Risks Relating to the Notes Generally" in the accompanying product supplement no. 4-I for additional information about these risks.

- **CERTAIN BUILT-IN COSTS ARE LIKELY TO AFFECT ADVERSELY THE VALUE OF THE NOTES PRIOR TO MATURITY —** While the payment at maturity, if any, described in this term sheet is based on the full principal amount of your notes, the original issue price of the notes includes the agent's commission and the estimated cost of hedging our obligations under the notes. As a result, and as a general matter, the price, if any, at which JPMS will be willing to purchase notes from you in secondary market transactions, if at all, will likely be lower than the original issue price and any sale prior to the maturity date could result in a substantial loss to you. This secondary market price will also be affected by a number of factors aside from the agent's commission and hedging costs, including those set forth under "Many Economic and Market Factors Will Impact the Value of the Notes" below.
  The notes are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your notes to maturity.

- **THE NOTES ARE SUBJECT TO CURRENCY EXCHANGE RISK —** Because the prices of the equity securities held by the Index Fund are converted into U.S. dollars for purposes of calculating the net asset value of the Index Fund, your notes will be exposed to currency exchange rate risk with respect to each of the currencies in which the equity securities held by the Index Fund trade. Your net exposure will depend on the extent to which such currencies strengthen or weaken against the U.S. dollar and the relative weight of the equity securities held by the Index Fund denominated in each such currency. If, taking into account such weighting, the U.S. dollar strengthens against such currencies, the value of the Index Fund will be adversely affected and the payment at maturity of the notes may be reduced

- **NON-U.S. SECURITIES RISK —** The equity securities underlying the Index Fund have been issued by non-U.S. companies. Investments in securities linked to the value of such non-U.S. equity securities involve risks associated with the securities markets in those countries, including risks of volatility in those markets, government intervention in those markets and cross shareholdings in companies in certain countries. Also, there is generally less publicly available information about companies in some of these jurisdictions than about U.S. companies that are subject to the reporting requirements of the SEC, and generally non-U.S. companies are subject to accounting, auditing and financial reporting standards and requirements and securities trading rules different from those applicable to U.S. reporting companies. The prices of securities in foreign markets may be affected by political, economic, financial and social factors in those countries, or global regions, including changes in government, economic and fiscal policies and currency exchange laws.

- **EMERGING MARKETS RISK —** The foreign equity securities held by the Index Fund have been issued by non-U.S. companies located in emerging markets countries. Countries with emerging markets may have relatively unstable governments, may present the risks of nationalization of businesses, restrictions on foreign ownership and prohibitions on the repatriation of assets, and may have less protection of property rights than more developed countries. The economies of countries with emerging markets may be based on only a few industries, may be highly vulnerable to changes in local or global trade conditions, and may suffer from extreme and volatile debt burdens or inflation rates. Local securities markets may trade a small number of securities and may be unable to respond effectively to increases in trading volume, potentially making prompt liquidation of holdings difficult or impossible at times. Moreover, the economies in such countries may differ favorably or unfavorably from the economy in the United States in such respects as growth of gross national product, rate of inflation, capital reinvestment, resources and self-sufficiency. Any of the foregoing could adversely affect the market value of shares of the Index Fund and the notes.

- **THERE ARE RISKS ASSOCIATED WITH THE INDEX FUND —** Although shares of the Index Fund are listed for trading on NYSE Arca, Inc. ("NYSE Arca") and a number of similar products have been traded on various national securities exchanges for varying periods of time, there is no assurance that an active trading market will continue for the shares of the Index Fund or that there will be liquidity in the trading market. In addition, the Index Fund is subject to management risk, which is the risk that the strategy of BlackRock Fund Advisors ("BFA"), the Index Fund's investment advisor, the implementation of which is subject to a number of constraints, may not produce the intended results. For example, BFA may select up to 10% of the Index Fund's assets to be invested in securities not included in its Underlying Index but which BFA believes will help the Index Fund track its Underlying Index, and in futures contracts, options on futures contracts, options and swaps as well as cash and cash equivalents, including shares of money market funds advised by BFA. Any of such actions could adversely affect the market price of the shares of the Index Fund, and consequently, the value of the notes.

- **DIFFERENCES BETWEEN THE INDEX FUND AND THE MSCI EMERGING MARKETS INDEX —** The Index Fund does not fully replicate the MSCI Emerging Markets Index, may hold securities not included in the Underlying Index and will reflect additional transaction costs and fees that are not included in the calculation of the Underlying Index, all of which may lead to a lack of correlation between the Index Fund and the Underlying Index. In addition, corporate actions with respect to the sample of equity securities (such as mergers and spin-offs) may impact the variance between the Index Fund and the Underlying Index. Finally, because the shares of the Index Fund are traded on the NYSE Arca and are subject to market supply and investor demand, the market value of one share of the Index Fund may differ from the net asset value per share of the Index Fund. For all of the foregoing reasons, the performance of the Index Fund may not correlate with the performance of the Underlying Index.

- **NO INTEREST OR DIVIDEND PAYMENTS OR VOTING RIGHTS —** As a holder of the notes, you will not receive interest payments, and you will not have voting rights or rights to receive cash dividends or other distributions or other rights that holders of securities composing the Index Fund would have.

- **LACK OF LIQUIDITY —** The notes will not be listed on any securities exchange. JPMS intends to offer to purchase the notes in the secondary market but is not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes easily. Because other dealers are not likely to make a secondary

JPMorgan Structured Investments -
Buffered Return Enhanced Notes Linked to the iShares® MSCI Emerging Markets Index Fund

TS - 3

market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which JPMS is willing to buy the notes.

- **THE ANTI-DILUTION PROTECTION FOR THE INDEX FUND IS LIMITED AND MAY BE DISCRETIONARY —** The calculation agent will make adjustments to the Stock Adjustment Factor for certain corporate events affecting the Index Fund. However, the calculation agent will not make an adjustment in response to all events that could affect the Index Fund. If an event occurs that does not require the calculation agent to make an adjustment, the value of the notes may be materially and adversely affected. You should also be aware that the calculation agent may make adjustments in response to events that are not described in the accompanying product supplement to account for any diluting or concentrative effect, but the calculation agent is under no obligation to do so or to consider your interests as a holder of the notes in making these determinations.

- **MANY ECONOMIC AND MARKET FACTORS WILL IMPACT THE VALUE OF THE NOTES —** In addition to the closing prices per share of the Index Fund on any day, the value of the notes will be affected by a number of economic and market factors that may either offset or magnify each other, including:

  - the actual and expected volatility of the Index Fund;
  - the time to maturity of the notes;
  - the dividend rates on the equity securities held by the Index Fund;
  - interest and yield rates in the market generally as well as in each of the markets of the equity securities held by the Index Fund
  - the occurrence of certain events affecting the Index Fund that may or may not require an adjustment to the Share Adjustment Factor
  - a variety of economic, financial, political, regulatory and judicial events that affect the equity securities held by the Index Fund or the stock markets generally
  - the exchange rate and the volatility of the exchange rate between the U.S. dollar and each of the currencies in which the equity securities held by the Index Fund trade and the correlation between those rates and the prices of shares of the Index Fund; and
  - our creditworthiness, including actual or anticipated downgrades in our credit ratings.

JPMorgan Structured Investments -
Buffered Return Enhanced Notes Linked to the iShares® MSCI Emerging Markets Index Fund

TS - 4

What Is the Total Return on the Notes at Maturity Assuming a Range of Performances for the Index Fund?

The following table, graph and examples illustrate the hypothetical total return at maturity on the notes. The "total return" as used in this term sheet is the number, expressed as a percentage, that results from comparing the payment at maturity per $1,000 principal amount note to $1,000. The hypothetical total returns set forth below assume an Initial Share Price of 37 and a Maximum Return of 18%. **The actual Maximum Return will be determined on the pricing date and will not be less than 18% or greater than 22%.** The hypothetical total returns set forth below are for illustrative purposes only and may not be the actual total returns applicable to a purchaser of the notes. The numbers appearing in the following table, graph and in the examples have been rounded for ease of analysis.

Final Share Price	Fund Return	Total Return	Payment at Maturity
$66.60	80.00%	18.00%	$1,180.00
$61.05	65.00%	18.00%	$1,180.00
$55.50	50.00%	18.00%	$1,180.00
$51.80	40.00%	18.00%	$1,180.00
$48.10	30.00%	18.00%	$1,180.00
$44.40	20.00%	18.00%	$1,180.00
$42.55	15.00%	18.00%	$1,180.00
$40.70	10.00%	18.00%	$1,180.00
$40.33	9.00%	18.00%	$1,180.00
$38.85	5.00%	10.00%	$1,100.00
$37.37	1.00%	2.00%	$1,020.00
$37.00	0.00%	0.00%	$1,000.00
$35.15	-5.00%	0.00%	$1,000.00
$33.30	-10.00%	0.00%	$1,000.00
$31.45	-15.00%	-5.00%	$950.00
$25.90	-30.00%	-20.00%	$800.00
$22.20	-40.00%	-30.00%	$700.00
$18.50	-50.00%	-40.00%	$600.00
$14.80	-60.00%	-50.00%	$500.00
$11.10	-70.00%	-60.00%	$400.00
$7.40	-80.00%	-70.00%	$300.00
$3.70	-90.00%	-80.00%	$200.00
$0.00	-100.00%	-90.00%	$100.00

The following graph demonstrates the hypothetical total return on the notes at maturity for a sub-set of Fund Return detailed in the table above (-30% to 30%). Your investment may result in a loss of up to 90% of your principal at maturity.

**Buffered Return Enhanced Notes Linked to the
iShares® MSCI Emerging Markets Index Fund
Total Return at Maturity**



JPMorgan Structured Investments -
Buffered Return Enhanced Notes Linked to the iShares® MSCI Emerging Markets Index Fund

TS - 5

Hypothetical Examples of Amounts Payable at Maturity

The following examples illustrate how the total returns set forth in the table above are calculated.

Example 1: The closing price of one share of the Index Fund increases from the Initial Share Price of $37.00 to a Final Share Price of $38.85. Because the Final Share Price of $38.85 is greater than the Initial Share Price of $37.00 and the Fund Return of 5% multiplied by 2 does not exceed the hypothetical Maximum Return of 18%, the investor receives a payment at maturity of $1,100 per $1,000 principal amount note, calculated as follows:

$$\$1,000 + [\$1,000 \times (5\% \times 2)] = \$1,100$$

Example 2: The closing price of one share of the Index Fund decreases from the Initial Share Price of $37.00 to a Final Share Price of $33.30. Although the Fund Return is negative, because the Final Share Price of $33.30 is less than the Initial Share Price of $37.00 by not more than the Buffer Amount of 10%, the investor receives a payment at maturity of $1,000 per $1,000 principal amount note.

Example 3: The closing price of one share of the Index Fund increases from the Initial Share Price of $37.00 to a Final Share Price of $48.10. Because the Final Share Price of $48.10 is greater than the Initial Share Price of $37.00 and the Fund Return of 30% multiplied by 2 exceeds the hypothetical Maximum Return of 18%, the investor receives a payment at maturity of $1,180 per $1,000 principal amount note, the maximum payment on the notes.

Example 4: The closing price of one share of the Index Fund decreases from the Initial Share Price of $37.00 to a Final Share Price of $25.90. Because the Fund Return is negative and the Final Share Price of $25.90 is less than the Initial Share Price of $37.00 by more than the Buffer Amount of 10%, the investor receives a payment at maturity of $800 per $1,000 principal amount note, calculated as follows:

$$\$1,000 + [\$1,000 \times (-30\% + 10\%)] = \$800$$

Example 5: The closing price of one share of the Index Fund decreases from the Initial Share Price of $37.00 to a Final Share Price of $0.00. Because the Fund Return is negative and the Final Share Price of $0.00 is less than the Initial Share Price of $37.00 by more than the Buffer Amount of 10%, the investor receives a payment at maturity of $100 per $1,000 principal amount note, calculated as follows:

$$\$1,000 + [\$1,000 \times (-100\% + 10\%)] = \$100$$

The hypothetical returns and hypothetical payouts on the notes shown above do not reflect fees or expenses that would be associated with any sale in the secondary market. If these fees and expenses were included, the hypothetical returns and hypothetical payouts shown above would likely be lower.

Historical Information

The following graph sets forth the historical performance of the Index Fund based on the weekly historical Index Fund closing prices per share from January 5, 2007 through June 22, 2012. The closing price of one share of the Index Fund on June 28, 2012 was $37.47. We obtained the Index Fund closing prices below from Bloomberg Financial Markets, without independent verification.

The historical closing prices per share of the Index Fund should not be taken as an indication of future performance, and no assurance can be given as to the closing price per share of the Index Fund on the pricing date or Observation Date. We cannot give you assurance that the performance of the Index Fund will result in the return of any of your initial investment in excess of $100 per $1,000 principal amount note, subject to the credit risk of JPMorgan Chase & Co.



Historical Performance of iShares® MSCI Emerging Markets Index Fund

Source: Bloomberg